# Temaria A Davis

## Work Experience

**Senior Project Manager** – WGI, Austin TX **01/2021 – Present**

- Project team lead, managing various market sectors, including public infrastructure, multi-family, and single family residential, retail, and warehouse industrial.
- Directly responsible for projects from concept to 100% construction documents, including grading, drainage, and utility infrastructure design. Direct the team in responding to RFI's and Submittals during construction.
- Responsible for educating and building the team, inclusive of reviews, goal setting and mentoring. Utilizing Civil 3D, HydroCAD, HECRAS and other software for design work.
- Preparation of proposals, business development – meeting new potential clients and maintaining good strong relationships with existing ones.
- Ensure that project production meets contractual obligations, review and maintenance of budgets and draft invoices. Including revenue recognition and tracking outstanding AR.

**Senior Technical Director** – AKRF Engineering, New York NY **04/2015 – 12/2020**

- Provide my team of project managers and junior engineers with technical advice and support, weekly team meetings to coordinate schedules, timelines, and budgets.
- Oversee various large scale projects including preparation or review of proposals, lead the project permit process, review of plan packages and agency submissions. Also assist the Technical Directors in guiding their projects and managing their clients.
- Review of specifications, cost estimates, calculations, engineering design and code compliance. Code consulting for submissions to NYCDEP, NYCDOB, FDNY and NYCTA.
- Weekly meetings with clients and architects for project coordination and maintenance of scheduling and deadlines.
- Assist in creating in-house standards, to establish uniformity and consistency in plans, proposals, and documents for distribution outside the office.
- Staff Development – mentoring of junior staff to assist in establishing their career path, perform constructability/year end reviews
- Construction administration and oversight of all design projects, including shop drawing review and responding to contractor's requests for information and observing the progress and quality of work. Special Inspections

**Project Manager** – VHB Engineering, Surveying and Landscape Architecture, New York NY **09/2006 – 04/2015**

- Experienced Project Manager skilled in providing civil engineering services including stormwater, drainage, and site lighting for institutional, industrial, residential, commercial, and retail development projects throughout New York City. I have worked for a variety of public- and private-sector clients, including the Memorial Sloan Kettering Cancer Center, National Grid, and the National Park Service.
- Site planning and design, grading, soil erosion and sedimentation control, landscape design, internal vehicle traffic analysis, (Experience in service stations, industrial manufacturing, maintenance facilities, banks, fast food restaurants, drug stores and retail centers) Manage retail program clients.
- Construction management, controlled inspections, budget approvals, review, and approval of change orders.
- NYC permitting coordination, filings for New Buildings and alterations. Obtaining permits for site sewer connections (plumbing), sanitary and sewer and Builder's pavement. Presenting before community boards and government agencies.

**Electric Traction Design Engineer**– Long Island Railroad, Hillside New York **02/2005 - 09/2006**

- Review of electrical components, switches, and design of the third rail.
- Layout of substations and review of consultants designs for projects related to Jamaica Station and the East Side Access project.

**Assistant Project Manager -** Bohler Engineering, Melville New York **11/2002 - 01/2005**

- Site planning and design, grading and drainage design, soil erosion control, landscape design, internal vehicle traffic analysis, (Experience in service stations, industrial manufacturing, maintenance facilities, banks, fast food restaurants and retail centers).
- Specific areas of expertise include zoning analysis, NYCTA research and plan preparation to determine influence of subway and overhead structures, sewer network design, sewer and septic system designs and construction details. Preparation of Builders pavement plans and Fire suppression systems. Construction management, coordination with contractors, subcontractors, and field inspections during construction operations. Scheduling and management of projects.
- NYC permitting coordination, filings for New Buildings and alterations. Obtaining permits for site sewer connections (plumbing), sanitary and sewer and Builder's pavement. Presenting before community boards and various government agencies.

## Education

SUNY Farmingdale University
B.S. in Construction Management
Qualified to sit for PE Exam

## Technical skills

AutoCAD Civil 3D, Revit, Sketchup, Microsoft Word, Excel, Project, PowerPoint, ComCheck, AGI Lighting, Vision, BST

**References to be Furnished Upon Request**